Exhibit (g)

GENCO SHIPPING & TRADING LIMITED

299 PARK AVENUE

12TH FLOOR

NEW YORK, NEW YORK 10171 646-443-8550

VIA EMAIL

January 15, 2026

Diana Shipping Inc.

c/o Diana Shipping Services S.A.

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece Attention: Ms. Semiramis Paliou and Mr. Ioannis Zafirakis

Re: Non-Binding Indicative Proposal of Diana Shipping Inc. (“Diana”)

Dear Semiramis and Ioannis:

We write on behalf of the Board of Directors of Genco as a follow-up to our previous communication regarding your proposal for a potential transaction involving Genco’s shares.

In our last correspondence, we indicated that Genco would not be interested in engaging further on your specific proposal following the Board’s unanimous determination that the proposal is not in the best interest of Genco shareholders. We continue to believe that the constraints embedded in your proposed approach are unlikely to result in an attractive transaction for Genco and its shareholders.

As we detailed in our prior letter, we view a more compelling combination to be for Genco to acquire Diana at a premium to Diana’s current share price, paid for with a mix of cash and Genco shares.

We believe a Genco-led structure will create greater value and stability for the combined enterprise, and we encourage Diana to explore such a framework with us. Our Board believes its proposed transaction structure would create value for both Diana and Genco shareholders. Diana investors would obtain immediate and significant certain cash value. In addition, they would benefit from our superior equity and have the opportunity to participate in the upside potential of a combined company, operating in a strong drybulk market with positive fundamentals, which will build on Genco’s strong operating platform and low leverage, high capital return business model.

We continue to seek a constructive dialogue with you and hope you will engage with us in private, good-faith discussions, free from the complications of public exchanges. We look forward to your response and the opportunity to work together toward a successful and mutually beneficial outcome.

Sincerely,

/s/ John C. Wobensmith	/s/ Kathleen C. Haines
John C. Wobensmith	Kathleen C. Haines
Chairman of the Board and Chief Executive Officer	Lead Independent Director